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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                  DELIA*S CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24688Q101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

STEPHEN I. KAHN                                   JEFFREY A. HORWITZ, ESQ.
C/O DELIA*S CORP.                                 PROSKAUER ROSE LLP
435 HUDSON STREET, 5TH FL.            AND         1585 BROADWAY
NEW YORK, NEW YORK  10014                         NEW YORK, NEW YORK  10036-8299
(212) 807-9060                                    (212) 969-3000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 2 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Stephen I. Kahn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         14,221,186

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,570,109

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    13,110,580
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,221,186
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 3 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Robert Karetsky

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         617,283

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     617,283
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 4 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Geraldine Karetsky

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,733,703

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,345,140

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,345,140
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 5 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Robin Kahn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         385,933

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     385,933
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 6 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Jeffrey Kahn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         334,678

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     334,678
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 7 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Anne Kahn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         339,508

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     339,508
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 8 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Andrew Karetsky

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         206,433

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     206,433
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101               PAGE 9 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Jennifer A.K. Andres

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         207,863

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     207,863
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101              PAGE 10 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Maxine Kahn

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         152,967

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     152,967
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101              PAGE 11 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Arlene Epstein

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,534

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,534
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101              PAGE 12 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Joanna Bober

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,532

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,532
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101              PAGE 13 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Arthur Bober

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         19,580

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         35,344

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,344
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101              PAGE 14 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Elizabeth May

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         25,408

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,408
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.                             24688Q101              PAGE 15 OF 24 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Judith Goldman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         34,300

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D Amendment No. 1. This Amendment No. 2 is being filed primarily because the issuance of additional shares of common stock by the issuer has increased the beneficial ownership percentages of Stephen I. Kahn and Geraldine Karetsky who are reporting persons hereunder.

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the "Issuer"), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name

         (b)      Residence or business address

         (c)      Present principal occupation or employment

                  Stephen I. Kahn
                    c/o dELiA*s Corp.
                    435 Hudson Street
                    New York, NY  10014
                    Chairman of the Board of Directors and Chief Executive
                      Officer of the Issuer

                  Robert Karetsky
                    61 Irving Place, Apartment 5C
                    New York, NY 10003
                    Educator

                  Geraldine Karetsky
                    1660 Slilverking Drive
                    Aspen, CO 81611
                    Member of the Board of Directors of the Issuer Private Investor
                    Self-employed

                  Robin Kahn
                    114 Mercer Street, #9
                    New York, NY  10012
                    Fine Artist
                    Self-employed

                  Jeffrey Kahn
                    125 Prospect Park West, #6E
                    Brooklyn, NY 11215
                    Writer
                    Self-employed

                  Anne Kahn
                    137 Joralemon Street, Apartment 7
                    Brooklyn, NY  11201
                    Psychologist
                    Village Institute
                    26 West 9th Street

                    New York, NY 10014

                  Andrew Karetsky
                    21 Sky Ridge Road
                    Greenwich, CT
                    Consultant

                  Jennifer A.K. Andres
                    4203 Tuscany Court
                    Baltimore, MD  21213
                    Homemaker

                  Maxine Kahn
                    1010 Ramapo Valley Road
                    Mahwah, NJ 07430
                    Retired

                  Arlene Epstein
                    23 West Pamrapo Court
                    Glen Rock, NJ  07452
                    School Teacher
                    Edgewater School District
                    Undercliff Avenue
                    Edgewater, NJ

                  Joanna Bober
                    61 West 9th Street, Apartment 9D
                    New York, NY 10011
                    Writer
                    Self-employed

                  Arthur Bober
                    P.O. Box 305
                    New Vernon, NJ  07976
                    Retired

                  Elizabeth May
                    41 Yatesbury, NR Calne
                    Wiltshire SN118YG England
                    Pre-school Helper
                    Wiltshire County Council
                    Village Hall, Chenhill Wiltshire

                  Judith Goldman
                    525 West End Avenue, Apt. 11E
                    New York, NY 10024
                    Writer, Curator, Publisher
                    Self-employed

         (d) and (e)

     During the last five years, none of the reporting persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship

     All of the reporting persons are citizens of the United States other than Elizabeth May, who is a citizen of the United Kingdom.

     The reporting persons constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their beneficial ownership of the shares of Class A Common Stock of the Issuer to which this Statement relates.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Except for the shares of Class A Common Stock issued to the group listed herein pursuant to the Agreement and Plan of Merger, dated as of August 16, 2000 (the "Merger Agreement"), by and among the Issuer, iTurf Breakfast Corp., a wholly owned subsidiary of the Issuer, and dELiA*s Inc., which is incorporated herein by reference as Exhibit 1, the shares of Class A Common Stock beneficially owned by Stephen I. Kahn and Geraldine Karetsky were acquired by Mr. Kahn and Ms. Karetsky using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     Except as otherwise described in this Statement, the reporting persons hold their Class A Common Stock for investment purposes and currently have no plans to acquire additional shares of Class A Common Stock. Stephen I. Kahn and the other reporting persons hereunder may acquire additional shares of Class A Common Stock with an intent to increase their control over the Issuer generally.

     Stephen I. Kahn and Geraldine Karetsky are each party to separate Securities Purchase Agreements (the "Securities Purchase Agreements") between each and the Issuer, each dated May 12, 2003, attached hereto as Exhibits 5 and
6. Pursuant to both agreements, shares of the Company's Class A Common Stock were sold to each at a price of $.37. Pursuant to the agreements, Mr. Kahn purchased 4,054,054 shares and Ms. Karetsky purchased 2,702,703 shares. Mr. Kahn and Ms. Karetsky are also party to a Registration Rights Agreement attached hereto as Exhibit 7.

     Stephen I. Kahn and Geraldine Karetsky are parties to a Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the "Put Option Agreement") filed hereto as
Exhibit 8. Pursuant to and in consideration of the Put Option Agreement, the Issuer issued a warrant to each of Stephen I. Kahn and Geraldine Karetsky, exercisable from September 1, 2003 until May 12, 2005, for the purchase of a certain number of shares of Class A Common Stock at $.37 per share. Mr. Kahn's warrant grants him the option to purchase 333,333 shares of Class A Common Stock; the warrant is attached hereto as Exhibit 9. Ms. Karetsky's warrant grants her the option to purchase 222,222 shares of Class A Common Stock; the warrant is attached hereto as Exhibit 10.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting persons may be deemed to beneficially own an aggregate of 16,974,469 shares of Class A Common Stock (approximately 26.3% of the outstanding shares of Class A Common Stock based on the current records of the Issuer). Such number of shares and percentage excludes 1,685,580 treasury shares held by dELiA*s Corp. that are not entitled to vote under Delaware law, and assumes conversion of all 11,425,000 shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer, which shares are owned by dELiA*s Group Inc. and may be converted, at any time at the option of dELiA*s Group Inc., into shares of Class A Common

Stock. The Certificate of Incorporation of the Issuer provides that, automatically upon transfer, the Class B Common Stock shall (i) convert to Class A Common Stock and (ii) lose its voting rights unless the transaction is first approved by a majority of the Issuer's outstanding shares entitled to vote.

     Excluding (i) the 11,425,000 shares of Class B Common Stock held by dELiA*s Group Inc. and which, under the Issuer's Restated Certificate of Incorporation and Delaware law, are not entitled to vote and (ii) 1,685,580 treasury shares held by dELiA*s Corp. that are not entitled to vote under Delaware law, the reporting persons may be deemed to beneficially own an aggregate of 16,974,469 shares of Class A Common Stock entitled to vote (approximately 32.0% of the outstanding shares of Class A Common Stock entitled to vote based on the current outstanding shares net of treasury shares.

     (b) Number of shares of Class A Common Stock as to which reporting persons hold:

                  With respect to Stephen I. Kahn:

                  (i) Sole power to vote or to direct the vote - 14,221,186 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares, which Mr. Kahn has the authority to vote, (2) Mr. Kahn has the sole power to vote 3,952,640 shares pursuant to the Family Stockholders Agreement (as defined herein),
                           (3) Mr. Kahn has the presently exercisable right to acquire through exercise of options 301,563 shares, and (4) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 10,570,109 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 10,049,946 shares,(2) Mr. Kahn has the presently exercisable right to acquire through exercise of options 301,563 shares, and (3) Mr. Kahn owns 218,600 shares as the sole trustee of a trust for the benefit of his minor children;

                  (iv)     Shared power to dispose or to direct the disposition
                           - 13,110,580 shares of Class A Common Stock. Of these shares, (1) 11,425,000 shares are in the form of Class B Common Stock and are held by dELiA*s Group Inc., a wholly owned subsidiary of the Issuer, and a subsidiary of dELiA*s Group Inc., and (2) 1,685,580 shares are held by dELiA*s Corp. as treasury stock. Mr. Kahn may be deemed to be the beneficial owner of these shares because he is the direct owner of approximately 18.9% of the outstanding shares of the Issuer and controls approximately 26.8% of the voting power in the Issuer as a result of the Family Stockholders Agreement. Mr. Kahn disclaims beneficial ownership of these shares, and this Statement should not be deemed an admission that Mr. Kahn is the beneficial owner of these shares for any purpose.

                  With respect to Robert Karetsky:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 617,283 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition- 0.

                  With respect to Geraldine Karetsky:
                  (i)      Sole power to vote or to direct the vote - 2,733,703;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 4,345,140 shares of Class A Common Stock. Of these shares, (1) Ms. Karetsky owns 1,580,437 shares as trustee of the Geraldine Karetsky 2000 Trust, (2)Ms. Karetsky owns 12,615 shares as trustee of The Ruth Kahn Trust f/b/o Sidney S. Kahn and (3) 31,000 that Ms. Karetsky owns as trustee for the Karetsky Family Foundation; (iv) Shared power to dispose or to direct the disposition- 0.

                  With respect to Robin Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 385,933 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Jeffrey Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 334,678 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Anne Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 339,508 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Andrew Karetsky:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 206,433 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Jennifer A.K. Andres:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 207,863 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Maxine Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 152,967 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Arlene Epstein:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 13,534 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Joanna Bober:

                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 7,532 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Arthur Bober:
                  (i) Sole power to vote or to direct the vote - 19,580, including 9,145 shares that Mr. Bober owns directly and 10,435 shares owned by his spouse;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 35,344 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Elizabeth May:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 25,408 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

                  With respect to Judith Goldman:
                  (i)      Sole power to vote or to direct the vote - 0;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 34,300 shares of Class A Common Stock; (iv) Shared power to dispose or to direct the disposition - 0.

     (c) Stephen I. Kahn and Geraldine Karetsky are each party to the Securities Purchase Agreements.

         Stephen I. Kahn and Geraldine Karetsky are each party to the Put Option Agreement.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The reporting persons have entered into the Family Stockholders Agreement dated December 18, 1996 (the "Family Stockholders Agreement"), which is incorporated herein by reference as Exhibit 3. The Family Stockholders Agreement gives Stephen I. Kahn the right to vote all the shares of Class A Common Stock owned by the reporting persons on all matters that come before the Issuer's stockholders. The Family Stockholders Agreement will expire on December 18, 2006.

     Stephen I. Kahn is the sole trustee of a trust for the benefit of his minor children and, pursuant to the terms of the trust, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trust.

     Geraldine Karetsky is the trustee of each of the a)Geraldine Karetsky 2000 Trust, b) The Ruth Kahn Trust f/b/o Sidney S. Kahn and c) the Karetsky Family Foundation, pursuant to the terms of such trusts, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trusts. The shares held in the trusts listed in clauses a and b above are subject to the Family Stockholders Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.       Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 1 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 2.      Amendment dated October 12, 2000 to Agreement and Plan of
                Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 2 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 3. Form of Family Stockholders Agreement among Old dELiA*s, Stephen I. Kahn and the persons listed on Exhibit A thereto (incorporated by reference to Exhibit 3 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 4. Power of Attorney (incorporated by reference to Exhibit 4 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 5. Securities Purchase Agreement between Stephen I. Kahn and the Issuer, dated May 12, 2003

Exhibit 6. Securities Purchase Agreement between Geraldine Karetsky and the Issuer, dated May 12, 2003

Exhibit 7.      Registration Rights Agreement among Stephen I. Kahn,
                Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003

Exhibit 8. Put Option Agreement among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin and the Issuer, dated May 12, 2003

Exhibit 9.      Warrant issued from the Issuer to Stephen I. Kahn, dated May
                12, 2003

Exhibit 10. Warrant issued from the Issuer to Geraldine Karetsky, dated May 12, 2003

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:            May 14, 2003

                                           /s/ Stephen I. Kahn
                                           ---------------------------------
                                           Stephen I. Kahn, individually and
                                           as attorney-in-fact for each of
                                           the other reporting persons

                                                                       EXHIBIT 5

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "AGREEMENT"), dated as of May 12, 2003, by and between dELiA*s CORP., a Delaware corporation, with its principal place of business at 435 Hudson Street, New York, New York 10014 (the "COMPANY"), and the individual named on SCHEDULE A hereto residing at the address also set forth on SCHEDULE A hereto ("BUYER").

                             PRELIMINARY STATEMENTS

     A. The Company has authorized the sale of a certain number of shares of the Company's Class A common stock, par value $.01 per share ("COMMON STOCK") on the terms and subject to the conditions set forth in this Agreement;

     B. The Company and Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 under Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT");

     C. Buyer wishes to purchase, in the amounts and upon the terms and conditions stated in this Agreement, shares of Common Stock;

     D. Upon the closing of the transactions contemplated hereby, the parties hereto will execute and deliver a Registration Rights Agreement in substantially the form attached hereto as EXHIBIT A (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agrees to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and

     E. The Company intends to enter into other agreements for the purchase and registration of securities with certain other buyers (the "OTHER BUYERS") and expects to complete the sale of shares of Common Stock to them; HOWEVER, Buyer's obligations hereunder are not expressly conditioned on the purchase by any or all of the Other Buyers of the Common Stock that they may agree to purchase from the Company.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Buyer hereby agree as follows:

     1. PREAMBLES; PURCHASE AND SALE OF COMMON STOCK; EXECUTION OF PUT OPTION; CLOSING

         a. PRELIMINARY STATEMENTS. The above preliminary statements, recitals, definitions, preamble and provisions are true and correct and are incorporated herein as fully as if set forth herein.

         b. PURCHASE OF COMMON STOCK. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to Buyer, and Buyer agrees to purchase from the Company an aggregate amount of 4,054,054 shares of Common Stock (the "SECURITIES") at a per share purchase price equal to one cent more than the closing bid price of the Common Stock on the NASDAQ National Market (as reported by Bloomberg L.P.) on May 9, 2003 (the "PURCHASE PRICE"). The consummation of the transaction and the payment of the Purchase Price shall occur at Closing (as defined below).

         c. THE CLOSING. The closing ("CLOSING") shall take place at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, at 8:00 a.m. on May 12, 2003. At Closing, against payment to the Company of the Purchase Price therefor, the Company shall direct its stock transfer agent to deliver to Buyer one or more stock certificates, duly executed on behalf of the Company, representing the Securities being purchased by Buyer, registered in the name of Buyer, such delivery to Buyer to be made not later than five (5) business days after the Closing.

     2.  BUYER'S REPRESENTATIONS AND WARRANTIES

         Buyer represents and warrants to the Company that:

         a. INVESTMENT PURPOSE. The Securities are being acquired by Buyer in good faith solely for its own account, for investment purposes only, and are not being purchased for resale, resyndication, distribution, subdivision or fractionalization thereof; Buyer has no contract or arrangement with any person to sell, transfer or pledge to any person the Securities or any part thereof, any interest therein or any rights thereto; Buyer has no present plans to enter into any such contract or arrangement; and Buyer understands that as a result it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the 1933 Act, and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act.

         b. ACCREDITED INVESTOR STATUS. Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

         c. RELIANCE ON EXEMPTIONS. Buyer understands that the Securities are being offered and sold to it under the exemption from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire the Securities.

         d. INFORMATION. Buyer understands and acknowledges that it is purchasing the Securities without being furnished any offering literature, prospectus or other materials other than copies of the SEC Documents (as defined hereinbelow), that this transaction has not been scrutinized by the SEC or by any administrative agency charged with the administration of the securities laws of any state, that all documents, records and books, pertaining to the Company, its business, finances and operations, and this investment have been made available to Buyer, and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, and that the books and records of the Company will be available upon reasonable notice for inspection by Buyer during reasonable business hours at the Company's principal place of business. Buyer and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, if any, have reviewed the SEC Documents and been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Buyer understands that its investment in the Securities is speculative and involves a high degree of risk of loss and that Buyer must be prepared to lose its entire investment in the Company. Buyer has sought such accounting, legal and tax advice, as it has considered necessary to an informed investment decision with respect to its acquisition of the Securities. Buyer, or Buyer together with its purchaser representative, if any, have such knowledge and experience in financial and business matters that it and such representative are capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision.

         e. GOVERNMENTAL REVIEW. Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or disapproved or passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities or the accuracy or adequacy of any of the information provided by the Company to Buyer regarding the Company, the Securities or any other matter, and that the Company is relying on the truth and accuracy of the representations, declarations and warranties herein made by Buyer in offering the Securities for sale to it without having first registered the same under the 1933 Act.

         f. TRANSFER OR RESALE. Buyer understands that, except as provided in the Registration Rights Agreement, (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be transferred unless (a) subsequently registered thereunder, or (b) Buyer shall have provided the Company with a statement of the circumstances surrounding the proposed disposition and shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect (1) that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration and (2) that appropriate action necessary for compliance with the 1933 Act has been taken;
(ii) any sale of such Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

         g. LEGENDS. Buyer understands that the stock certificates representing the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order shall be placed against transfer of such stock certificates):

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE REOFFERED, SOLD, TRANSFERRED, PLEDGED, OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT AND THE STATE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION THEREOF, OR (B) AN OPINION OF COUNSEL, REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID

         ACT OR THE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION WITH RESPECT THERETO.

         h. AUTHORIZATION; ENFORCEMENT. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of Buyer and are valid and binding agreements of Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

         i. DOMICILE. Buyer is a resident of the State of New York.

         j. INDEMNIFICATION. Buyer acknowledges that Buyer understands the meaning and legal consequences of the representations and warranties in this
Section 2, and that the Company has relied upon such representations and warranties, and Buyer hereby agrees to indemnify and hold harmless the Company and its officers, directors, shareholders, agents and representatives from and against any and all claims, demands, losses, damages, expenses or liabilities (including attorneys' fees) due to or arising out of, directly or indirectly, a breach of any such representations or warranties. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by Buyer shall in any manner be deemed to constitute a waiver of any rights granted to such Buyer under federal or state securities laws.

         k. SHORT POSITION AND MARKET PURCHASES. Buyer is not purchasing the Securities for the purpose of covering any short position in the Securities.

     3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Buyer that:

         a. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and existing in good standing under the laws of the State of Delaware, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a material adverse effect on the operations, properties or financial condition of the Company taken as a whole (a "MATERIAL ADVERSE EFFECT").

         b. AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and the Registration Rights Agreement and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its stockholders is required, (iii) this Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company, and (iv) this Agreement and the Registration Rights Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application.

         c. CAPITALIZATION. As of April 28, 2003, the authorized capital stock of the Company consists of (i) 67,500,000 shares of Class A Common Stock of which 45,817,231 shares were issued and outstanding, and (ii) 11,425,000 shares of Class B common stock, $.01 par value, of which 0 shares were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as set forth in the SEC Documents (as defined herein) and in SCHEDULE 3.c. attached hereto, as of the date of this Agreement (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act other than agreements with respect to securities which have been previously registered or are subject to current registration statements.

         d. ISSUANCE OF SECURITIES. The Securities are duly authorized and, upon issuance in accordance with the terms hereof and thereof, shall be validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof.

         e. NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in any violation of the Company's Certificate of Incorporation, as amended, as in effect on the date hereof ("CERTIFICATE OF INCORPORATION") or the Company's Bylaws, as in effect on the date hereof (the "BYLAWS") or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations)
applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). The business of the Company is not being conducted in violation of any law, ordinance, regulation of any governmental entity, except for possible violations which either singly or in the aggregate do not have a Material Adverse Effect. Except as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof.

         f. COMMON STOCK. The Company has registered its Common Stock pursuant to Section 12(b) or (g) of the 1934 Act (as defined below) and is in full compliance with all reporting requirements of the 1934 Act, and the Company is in compliance with all requirements for the continued listing or quotation of its Common Stock, and such Common Stock is currently listed on the NASDAQ National Market, and except as set forth in the SEC Documents, the Company has not received any notice regarding, and to its knowledge there is no threat of, the termination or discontinuance of the eligibility of the Common Stock for such listing.

         g. SEC DOCUMENTS,  FINANCIAL STATEMENTS.  During the Company's last two
(2) fiscal years, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 ACT") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to herein as the "SEC DOCUMENTS"). As of their respective dates, subject to, with respect to certain SEC Documents, the filing of an amendment to such SEC Documents, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to Buyer and referred to in Section 2(d) of this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

     4.  COVENANTS

         a. FORM D. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to Buyer promptly after such filing.

         b. REPORTING STATUS. Until the earlier of (i) the date as of which Buyer may sell all the Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act, or (ii) the date on which Buyer has sold all of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination. Buyer shall give notice to the Company when it has sold all of the Securities.

     5.  TRANSFER AGENT INSTRUCTIONS

         Buyer acknowledges that the Securities shall be "restricted" securities, the Stock Certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement, and stop-transfer instructions have been given by the Company to its transfer agent with respect to the Securities. If Buyer provides the Company with an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, that registration of a resale by Buyer of any of the Securities is not required under the 1933 Act or any applicable state securities or blue sky laws, the Company shall permit the transfer and promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by Buyer.

     6.  TERMINATION

         a. TERMINATION. This Agreement may be terminated at any time prior to Closing, by mutual written consent of all of the parties to this Agreement.

         b. EFFECT OF TERMINATION. All obligations of the parties hereunder shall cease upon any termination pursuant to Section 6.a., provided, however, that the provisions of Sections 2.k. and 7 hereof shall survive any termination of this Agreement.

     7.  GOVERNING LAW; MISCELLANEOUS

         a. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

         b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause three (3) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

         c. HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

         e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

         f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by mail or delivered personally or by courier and shall be effective five days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier, in each case addressed to a party. The addresses for such communications shall be:

              If to the Company:   dELiA*s Corp.
                                   435 Hudson Street
                                   New York, New York 10014
                                   Telephone: (212) 807-9060
                                   Telecopy: (212) 590-6310
                                   Attention: General Counsel

              With a copy to:      Proskauer Rose LLP

                                   1585 Broadway
                                   New York, New York 10036-8299
                                   Telephone: (212) 969-3000
                                   Telecopy: (212) 969-2900
                                   Attention: Jeffrey A. Horwitz, Esq.

              If to Buyer:         At Buyer's address set forth on SCHEDULE A

Each party shall provide notice to the other party of any change in address.

         g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent may be withheld for any reason in the sole discretion of the party from whom consent is sought).

         h. THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

         i. SURVIVAL.   The  representations  and  warranties  of  the  Company
contained in Section 3 shall survive the Closing for a period of one (1) year thereafter. The representations and warranties of Buyer contained in Section 2 shall survive the Closing indefinitely.

         k. PUBLICITY. The Company and Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company shall be entitled, without the prior approval of Buyer, to make any press release with respect to such transactions as the Company determines is required by applicable law and regulations.

         l. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.


                                      "Company"

                                      dELiA*s Corp.


                                      By:   /s/ Stephen I. Kahn
                                            Stephen I. Kahn
                                            Chairman and Chief Executive Officer


                                      "Buyer"



                                            /s/Stephen I. Kahn
                                      Name: Stephen I. Kahn

                                                                       EXHIBIT 6

                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "AGREEMENT"), dated as of May 12, 2003, by and between dELiA*s CORP., a Delaware corporation, with its principal place of business at 435 Hudson Street, New York, New York 10014 (the "COMPANY"), and the individual named on SCHEDULE A hereto residing at the address also set forth on SCHEDULE A hereto ("BUYER").

                             PRELIMINARY STATEMENTS

     A. The Company has authorized the sale of a certain number of shares of the Company's Class A common stock, par value $.01 per share ("COMMON STOCK") on the terms and subject to the conditions set forth in this Agreement;

     B. The Company and Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 under Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT");

     C. Buyer wishes to purchase, in the amounts and upon the terms and conditions stated in this Agreement, shares of Common Stock;

     D. Upon the closing of the transactions contemplated hereby, the parties hereto will execute and deliver a Registration Rights Agreement in substantially the form attached hereto as EXHIBIT A (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agrees to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and

     E. The Company intends to enter into other agreements for the purchase and registration of securities with certain other buyers (the "OTHER BUYERS") and expects to complete the sale of shares of Common Stock to them; HOWEVER, Buyer's obligations hereunder are not expressly conditioned on the purchase by any or all of the Other Buyers of the Common Stock that they may agree to purchase from the Company.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Buyer hereby agree as follows:

     1. PREAMBLES; PURCHASE AND SALE OF COMMON STOCK; EXECUTION OF PUT OPTION; CLOSING

         a. PRELIMINARY STATEMENTS. The above preliminary statements, recitals, definitions, preamble and provisions are true and correct and are incorporated herein as fully as if set forth herein.

         b. PURCHASE OF COMMON STOCK. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to Buyer, and Buyer agrees to purchase from the Company an aggregate amount of 2,702,703 shares of Common Stock (the "SECURITIES") at a per share purchase price equal to one cent more than the closing bid price of the Common Stock on the NASDAQ National Market (as reported by Bloomberg L.P.) on May 9, 2003 (the "PURCHASE PRICE"). The consummation of the transaction and the payment of the Purchase Price shall occur at Closing (as defined below).

         c. THE CLOSING. The closing ("CLOSING") shall take place at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, at 8:00 a.m. on May 12, 2003. At Closing, against payment to the Company of the Purchase Price therefor, the Company shall direct its stock transfer agent to deliver to Buyer one or more stock certificates, duly executed on behalf of the Company, representing the Securities being purchased by Buyer, registered in the name of Buyer, such delivery to Buyer to be made not later than five (5) business days after the Closing.

     2.  BUYER'S REPRESENTATIONS AND WARRANTIES

         Buyer represents and warrants to the Company that:

         a. INVESTMENT PURPOSE. The Securities are being acquired by Buyer in good faith solely for its own account, for investment purposes only, and are not being purchased for resale, resyndication, distribution, subdivision or fractionalization thereof; Buyer has no contract or arrangement with any person to sell, transfer or pledge to any person the Securities or any part thereof, any interest therein or any rights thereto; Buyer has no present plans to enter into any such contract or arrangement; and Buyer understands that as a result it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the 1933 Act, and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act.

         b. ACCREDITED INVESTOR STATUS. Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

         c. RELIANCE ON EXEMPTIONS. Buyer understands that the Securities are being offered and sold to it under the exemption from the registration requirements of the United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire the Securities.

         d. INFORMATION. Buyer understands and acknowledges that it is purchasing the Securities without being furnished any offering literature, prospectus or other materials other than copies of the SEC Documents (as defined hereinbelow), that this transaction has not been scrutinized by the SEC or by any administrative agency charged with the administration of the securities laws of any state, that all documents, records and books, pertaining to the Company, its business, finances and operations, and this investment have been made available to Buyer, and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, and that the books and records of the Company will be available upon reasonable notice for inspection by Buyer during reasonable business hours at the Company's principal place of business. Buyer and its advisors and representatives, including its attorney, its accountant and/or its purchaser representative, if any, have reviewed the SEC Documents and been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. Buyer understands that its investment in the Securities is speculative and involves a high degree of risk of loss and that Buyer must be prepared to lose its entire investment in the Company. Buyer has sought such accounting, legal and tax advice, as it has considered necessary to an informed investment decision with respect to its acquisition of the Securities. Buyer, or Buyer together with its purchaser representative, if any, have such knowledge and experience in financial and business matters that it and such representative are capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision.

         e. GOVERNMENTAL REVIEW. Buyer understands that no United States federal or state agency or any other government or governmental agency has approved or disapproved or passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities or the accuracy or adequacy of any of the information provided by the Company to Buyer regarding the Company, the Securities or any other matter, and that the Company is relying on the truth and accuracy of the representations, declarations and warranties herein made by Buyer in offering the Securities for sale to it without having first registered the same under the 1933 Act.

         f. TRANSFER OR RESALE. Buyer understands that, except as provided in the Registration Rights Agreement, (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be transferred unless (a) subsequently registered thereunder, or (b) Buyer shall have provided the Company with a statement of the circumstances surrounding the proposed disposition and shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect (1) that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration and (2) that appropriate action necessary for compliance with the 1933 Act has been taken;
(ii) any sale of such Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

         g. LEGENDS. Buyer understands that the stock certificates representing the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order shall be placed against transfer of such stock certificates):

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE REOFFERED, SOLD, TRANSFERRED, PLEDGED, OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT AND THE STATE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION THEREOF, OR (B) AN OPINION OF COUNSEL, REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID

         ACT OR THE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION WITH RESPECT THERETO.

         h. AUTHORIZATION; ENFORCEMENT. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of Buyer and are valid and binding agreements of Buyer enforceable in accordance with their terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

         i. DOMICILE. Buyer is a resident of the State of New York.

         j. INDEMNIFICATION. Buyer acknowledges that Buyer understands the meaning and legal consequences of the representations and warranties in this
Section 2, and that the Company has relied upon such representations and warranties, and Buyer hereby agrees to indemnify and hold harmless the Company and its officers, directors, shareholders, agents and representatives from and against any and all claims, demands, losses, damages, expenses or liabilities (including attorneys' fees) due to or arising out of, directly or indirectly, a breach of any such representations or warranties. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by Buyer shall in any manner be deemed to constitute a waiver of any rights granted to such Buyer under federal or state securities laws.

         k. SHORT POSITION AND MARKET PURCHASES. Buyer is not purchasing the Securities for the purpose of covering any short position in the Securities.

     3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Buyer that:

         a. ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and existing in good standing under the laws of the State of Delaware, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a material adverse effect on the operations, properties or financial condition of the Company taken as a whole (a "MATERIAL ADVERSE EFFECT").

         b. AUTHORIZATION; ENFORCEMENT. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and the Registration Rights Agreement and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its stockholders is required, (iii) this Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company, and (iv) this Agreement and the Registration Rights Agreement constitute the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies or by other equitable principles of general application.

         c. CAPITALIZATION. As of April 28, 2003, the authorized capital stock of the Company consists of (i) 67,500,000 shares of Class A Common Stock of which 45,817,231 shares were issued and outstanding, and (ii) 11,425,000 shares of Class B common stock, $.01 par value, of which 0 shares were issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as set forth in the SEC Documents (as defined herein) and in SCHEDULE 3.c. attached hereto, as of the date of this Agreement (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company, and (ii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act other than agreements with respect to securities which have been previously registered or are subject to current registration statements.

         d. ISSUANCE OF SECURITIES. The Securities are duly authorized and, upon issuance in accordance with the terms hereof and thereof, shall be validly issued, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issue thereof.

         e. NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in any violation of the Company's Certificate of Incorporation, as amended, as in effect on the date hereof ("CERTIFICATE OF INCORPORATION") or the Company's Bylaws, as in effect on the date hereof (the "BYLAWS") or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations)
applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). The business of the Company is not being conducted in violation of any law, ordinance, regulation of any governmental entity, except for possible violations which either singly or in the aggregate do not have a Material Adverse Effect. Except as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement in accordance with the terms hereof.

         f. COMMON STOCK. The Company has registered its Common Stock pursuant to Section 12(b) or (g) of the 1934 Act (as defined below) and is in full compliance with all reporting requirements of the 1934 Act, and the Company is in compliance with all requirements for the continued listing or quotation of its Common Stock, and such Common Stock is currently listed on the NASDAQ National Market, and except as set forth in the SEC Documents, the Company has not received any notice regarding, and to its knowledge there is no threat of, the termination or discontinuance of the eligibility of the Common Stock for such listing.

         g. SEC DOCUMENTS,  FINANCIAL STATEMENTS.  During the Company's last two
(2) fiscal years, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 ACT") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to herein as the "SEC DOCUMENTS"). As of their respective dates, subject to, with respect to certain SEC Documents, the filing of an amendment to such SEC Documents, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to Buyer and referred to in Section 2(d) of this Agreement contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

     4.  COVENANTS

         a. FORM D. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to Buyer promptly after such filing.

         b. REPORTING STATUS. Until the earlier of (i) the date as of which Buyer may sell all the Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act, or (ii) the date on which Buyer has sold all of the Securities, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination. Buyer shall give notice to the Company when it has sold all of the Securities.

     5.  TRANSFER AGENT INSTRUCTIONS

         Buyer acknowledges that the Securities shall be "restricted" securities, the Stock Certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement, and stop-transfer instructions have been given by the Company to its transfer agent with respect to the Securities. If Buyer provides the Company with an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, that registration of a resale by Buyer of any of the Securities is not required under the 1933 Act or any applicable state securities or blue sky laws, the Company shall permit the transfer and promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by Buyer.

     6.  TERMINATION

         a. TERMINATION. This Agreement may be terminated at any time prior to Closing, by mutual written consent of all of the parties to this Agreement.

         b. EFFECT OF TERMINATION. All obligations of the parties hereunder shall cease upon any termination pursuant to Section 6.a., provided, however, that the provisions of Sections 2.k. and 7 hereof shall survive any termination of this Agreement.

     7.  GOVERNING LAW; MISCELLANEOUS

         a. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.

         b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause three (3) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

         c. HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

         e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

         f. NOTICES. Any notices required or permitted to be given under the terms of this Agreement shall be sent by mail or delivered personally or by courier and shall be effective five days after being placed in the mail, if mailed, certified or registered, return receipt requested, or upon receipt, if delivered personally or by courier, in each case addressed to a party. The addresses for such communications shall be:

              If to the Company:   dELiA*s Corp.
                                   435 Hudson Street
                                   New York, New York 10014
                                   Telephone: (212) 807-9060
                                   Telecopy: (212) 590-6310
                                   Attention: General Counsel

              With a copy to:      Proskauer Rose LLP

                                   1585 Broadway
                                   New York, New York 10036-8299
                                   Telephone: (212) 969-3000
                                   Telecopy: (212) 969-2900
                                   Attention: Jeffrey A. Horwitz, Esq.

              If to Buyer:         At Buyer's address set forth on SCHEDULE A

Each party shall provide notice to the other party of any change in address.

         g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other (which consent may be withheld for any reason in the sole discretion of the party from whom consent is sought).

         h. THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

         i. SURVIVAL. The representations and warranties of the Company contained in Section 3 shall survive the Closing for a period of one (1) year thereafter. The representations and warranties of Buyer contained in Section 2 shall survive the Closing indefinitely.

         k. PUBLICITY. The Company and Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company shall be entitled, without the prior approval of Buyer, to make any press release with respect to such transactions as the Company determines is required by applicable law and regulations.

         l. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.


                                      "Company"

                                      dELiA*s Corp.


                                      By:   /s/ Stephen I. Kahn
                                            Stephen I. Kahn
                                            Chairman and Chief Executive Officer


                                      "Buyer"



                                            /s/Geraldine Karetsky
                                      Name: Geraldine Karetsky

                                                                       Exhibit 7

                          REGISTRATION RIGHTS AGREEMENT

         REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), dated as of May 12, 2003, by and between dELiA*s CORP., a Delaware corporation, with headquarters located at 435 Hudson Street, New York, New York 10014 (the "COMPANY"), and each individual named on SCHEDULE A hereto residing at the address set forth next to each individual's name on SCHEDULE A hereto (each a "BUYER").

                             PRELIMINARY STATEMENTS

     A. In connection with the Securities Purchase Agreement by and between the parties of even date herewith (the "SECURITIES PURCHASE AGREEMENT"), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to each Buyer shares of the Company's Class A common stock, par value $0.01 per share (the "COMMON STOCK"); and

     B. To induce each Buyer to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 ACT"), and applicable state securities laws.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Buyer hereby agree as follows:

     1.  DEFINITIONS.

         a. As used in this Agreement, the following terms shall have the following meanings:

             (i) "INVESTOR" means each Buyer and any transferee or assignee thereof who agrees to become bound by the provisions of this Agreement in accordance with Section 9 hereof.

             (ii) "REGISTER," "REGISTERED," and "REGISTRATION" refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous basis ("RULE 415"), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the "SEC").

             (iii) "REGISTRABLE SECURITIES" means the Securities (as defined in the

Securities Purchase Agreement.

             (iv) "REGISTRATION PERIOD" means the period commencing on the date on which the Registration Statement filed pursuant to this Agreement is declared effective by the SEC and expiring on the date that (A) the Investor may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) promulgated under the 1933 Act, or (B) the Investor has sold all of the Registrable Securities.

             (v) "REGISTRATION STATEMENT" means a registration statement of the Company under the 1933 Act.

         b. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

     2.  REGISTRATION RIGHTS.

         a. MANDATORY REGISTRATION. The Company shall prepare and file with the SEC a Registration Statement on Form S-3 (or, if such form is unavailable for such a registration, on such other form as is available for such a registration) covering the resale of the Registrable Securities. The Registration Statement (and each amendment or supplement thereto) shall be provided to each Buyer and its counsel no later than five business days prior to its filing or other submission, and shall be subject to approval by such Buyer and its counsel within such five business day period, such approval not to be unreasonably withheld. The Company will use its reasonable efforts to cause such Registration Statement to become effective as promptly as practicable but not later than 180 days after Closing (as defined in the Securities Purchase Agreement). The Company shall notify the Investor in writing by facsimile transmission or email notice that such Registration Statement has been declared effective by the SEC promptly following the Company becoming aware of such declaration by the SEC.

         b. PIGGY-BACK REGISTRATIONS. If at any time prior to filing a Registration Statement under this Agreement, the Company shall file with the SEC a Registration Statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities (other than on Form S-4 or Form S-8 or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans), the Company shall send to the Investor who is entitled to registration rights under this Section 2 written notice of the intended filing of such Registration Statement and, if within twenty (20) days after receipt of such notice, the Investor shall so request in writing, the Company shall include in such Registration Statement all or any part of the Registrable Securities the Investor requests to be registered, except that if, in connection with any underwritten public offering for the account of the Company, the managing underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock which may be included in the Registration Statement because, in such underwriter(s)' judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only a limited portion of the Registrable Securities with respect to which the Investor has requested inclusion hereunder, such portion to be determined as hereinafter provided; provided that no portion of the equity securities which the Company is offering for its own account shall be excluded; PROVIDED, FURTHER that the Company shall be entitled to exclude Registrable Securities to the extent necessary to avoid breaching obligations existing prior to the date hereof to other stockholders of the Company. Subject to the foregoing, the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, the holders of which are not entitled to inclusion of such securities in such Registration Statement or are not entitled to pro rata inclusion with the Registrable Securities, and, after giving effect to the immediately preceding clause, any exclusion of Registrable Securities shall be made pro rata with holders of other securities having the right to include such securities in the Registration Statement other than holders of securities entitled to inclusion of their securities in such Registration Statement by reason of demand registration rights. The obligations of the Company under this Section 2 may be waived by the Investor. If an offering in connection with which the Investor is entitled to registration under this Section 2 is an underwritten offering, then if the Investor's Registrable Securities are included in such Registration Statement the Investor shall, unless otherwise agreed by the Company, offer and sell such Registrable Securities in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Common Stock included in such underwritten offering.

     3.  OBLIGATIONS OF THE COMPANY.

     In connection with the registration of the Registrable Securities, the Company shall have the following obligations:

         a. Any   Registration   Statement  filed  pursuant  to  this  Agreement
(including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

         b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement.

         c. The Company shall furnish to the Investor if its Registrable Securities are included in the Registration Statement and its legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of the Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Investor.

         d. As promptly as practicable after becoming aware of such event, the Company shall notify the Investor of the happening of any event, of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to the Investor as the Investor may reasonably request.

         e. The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, and, if such an order is issued, to obtain the withdrawal of such order at the earliest possible moment and to notify the Investor if the Investor holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof.

         f. The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) the Company determines disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Investor and allow the Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

         g. The Company shall use its best efforts to cause all the Registrable Securities covered by the Registration Statement to be listed on the NASDAQ National Market and on each additional national securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange.

         h. The Company shall cooperate with the Investor if it holds Registrable Securities and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the managing underwriter or underwriters, if any, or the Investor may reasonably request and registered in such names as the managing underwriter or underwriters, if any, or the Investor may request.

     4.  OBLIGATIONS OF THE INVESTOR.

     In connection with the registration of the Registrable Securities, the Investor shall have the following obligations:

         a. It shall be a condition precedent to the obligations of the Company to complete the registration of Registrable Securities pursuant to this Agreement that the Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) days prior to the first anticipated filing date of the Registration Statement, the Company shall notify the Investor of the information the Company requires from the Investor if the Investor elects to have any of the Investor's Registrable Securities included in the Registration Statement.

         b. The Investor by the Investor's acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless the Investor has notified the Company in writing of the Investor's election to exclude all of the Investor's Registrable Securities from the Registration Statement.

         c. The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(d) or 3(e), the Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(d) or 3(e) and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

         d. No Investor may participate in any underwritten registration hereunder unless the Investor (i) agrees to sell the Investor's Registrable Securities on the basis provided in any underwriting arrangements, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts and commissions.

         e. The Investor shall give notice to the Company when it has sold all of the Registrable Securities.

     5.  EXPENSES OF REGISTRATION.

     All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company, shall be borne by the Company. Notwithstanding the foregoing, except as expressly provided for in the Securities Purchase
Agreement, the Investor shall be responsible for all expenses, fees and disbursements incurred by such Investor or on such Investor's behalf, including all fees and disbursements of counsel to the Investor.

     6.  INDEMNIFICATION.

     In the event any Registrable Securities are included in a Registration Statement under this Agreement:

         a. To the extent permitted by law, the Company will indemnify, hold harmless and defend (i) the Investor who holds such Registrable Securities, and
(ii) the directors, officers and each person who controls any Investor within the meaning of the 1933 Act or the Securities Exchange Act of 1934, as amended (the "1934 ACT"), if any, (each, an "INDEMNIFIED PERSON"), against any losses, claims, damages, liabilities or expenses (joint or several) (collectively, "CLAIMS") to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or the omission or alleged omission to state a material fact therein required to be stated or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement, or (iv) failure of the Company to file a listing application with the NASDAQ National Market requesting the listing of the Registrable

Securities (the matters in the foregoing clauses (i) through (iv) being, collectively, "VIOLATIONS"). Subject to the restrictions set forth in Section 6(d) with respect to the number of legal counsel, the Company shall reimburse the Investor or controlling person, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by any Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(c) hereof; (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to Section 3(c) hereof; (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company; and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 9.

     b. In connection with any Registration Statement in which the Investor is participating, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement, each person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act, any underwriter and any other stockholder selling securities pursuant to the Registration Statement or any of its directors or officers or any person who controls such stockholder or underwriter within the meaning of the 1933 Act or the 1934 Act (collectively and together with an indemnified Person, an "INDEMNIFIED PARTY"), against any Claim to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such violation occurs in reliance upon and in conformity with written information furnished to the Company by the Investor expressly for use in connection with such Registration Statement or to the extent such Claim is based upon any violation or alleged violation by the Investor of the 1933 Act, 1934 Act or any other law; and the Investor will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

         c. The Company shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in any distribution, to the same extent as provided above, with respect to information such persons so furnished in writing by such persons expressly for inclusion in the Registration Statement.

         d. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to made against any indemnifying party under this
Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; PROVIDED, HOWEVER, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

     7.  CONTRIBUTION.

     To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; PROVIDED, HOWEVER, that (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6, (ii) no seller of

Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation, and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

     8.  REPORTS UNDER THE 1934 ACT.

     With a view to making available to the Investor the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration ("RULE 144"), the Company agrees to:

         a. make and keep public information available, as those terms are understood and defined in Rule 144;

         b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company's obligations under Section 4(c) of the Securities Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

         c. furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the investors to sell such securities pursuant to Rule 144 without registration.

     9.  ASSIGNMENT OF REGISTRATION RIGHTS.

     The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein, (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement, and (vi) such transferee shall be an "accredited investor" as that term defined in Rule 501 of Regulation D promulgated under the 1933 Act.

     10. AMENDMENT OF REGISTRATION RIGHTS.

     Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon the Investor and the Company.

     11. MISCELLANEOUS.

         a. A person or entity is deemed to be a holder of Registrable Securities whenever such person or entity owns of record such Registrable
Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

         b. Any notices required or permitted to be given under the terms of this Agreement shall be sent by registered or certified mail, return receipt requested, or delivered personally or by courier and shall be effective five days after being placed in the mail, if mailed, or upon receipt, if delivered personally or by courier, in each case addressed to a party. The addresses for such communications shall be as set forth in the Securities Purchase Agreement or, in respect of any party, at such other address of which such party shall notify the other parties in writing.

         c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

         d. This Agreement shall be enforced, governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

         e. This Agreement, the Securities Purchase Agreement, and the warrant of even date herewith issued by the Company to each Buyer constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement and the warrant of even date herewith issued by the Company to each Buyer supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

         f. Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

         g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         h. This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

         i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                      [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.


"Company"                                                "Buyer"

dELiA*s Corp.

By: /s/ Edward Taffet                                   /s/ Stephen I. Kahn
    Edward Taffet                                       Stephen I. Kahn
    Secretary

                                                        "Buyer"


                                                        /s/ Geraldine Karetsky
                                                        Geraldine Karetsky


                                                        "Buyer"


                                                        /s/ Evan Guillemin
                                                        Evan Guillemin


                                                        "Buyer"


                                                        /s/ Christopher C. Edgar
                                                        Christopher C. Edgar

                                                                       EXHIBIT 8

                              PUT OPTION AGREEMENT
                                 WITH RESPECT TO
                 THE HANOVER, PENNSYLVANIA DISTRIBUTION FACILITY

     Put Option Agreement (this "AGREEMENT") dated as of May 12, 2003, by and among Stephen I. Kahn, Geraldine Karetsky, Evan Guillemin, Christopher C. Edgar (collectively, the "INVESTORS") and dELiA*s Corp. (the "COMPANY").

     WHEREAS, concurrently with the execution of this Agreement, the Company and each Investor have entered a Securities Purchase Agreement pursuant to which the Company will sell each Investor a certain number of shares of the Company's Class A Common Stock $.01 par value per share ("COMMON STOCK");

     WHEREAS, the Company owns certain property located in Hanover, Pennsylvania that it utilizes as a distribution facility (the "HANOVER FACILITY");

     WHEREAS, the Hanover Facility is subject to that certain mortgage held by M&T First Bank, as successor in interest to Allfirst Bank, maturing on August 6, 2003 (the "MORTGAGE");

     WHEREAS, the Investors desire to grant the Company, and the Company desires to accept the option to sell, at an aggregate price of $3 million (the "OPTION PRICE"), the Hanover Facility to the Investors on the terms and conditions set forth below (the "PUT OPTION"); and

     WHEREAS, in consideration for the Investors' grant of the Put Option, the Company desires to issue to each Investor, and each Investor desires to accept, a warrant redeemable for shares of Common Stock (each a "WARRANT").

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto intending to be legally bound agree as follows:

     SECTION 1.    OPTION TO SELL THE HANOVER FACILITY

     Section 1.1   GRANT OF PUT OPTION; CONSIDERATION.

     (a) Upon the terms and subject to the conditions contained herein, the Investors grant the Company, and the Company hereby accepts the Put Option.

     (b) In full consideration for the Investors' grant of the Put Option, the Company shall, upon execution of this Agreement, deliver to each Investor a Warrant, substantially in the form set forth as

EXHIBIT A hereto, redeemable for the number of shares of the Company's Class A Common Stock, $.01 par value per share, as set forth next to such Investor's name on EXHIBIT B hereto.

     Section 1.2   EXERCISE OF PUT OPTION; EXPIRATION.

     (a) The Company may exercise the Put Option if, and only if, on August 6, 2003, the outstanding principal due and owing on the Mortgage is not less than $2.9 million (and the maturity of the Mortgage has not been otherwise extended), AND the Company's Audit Committee has instructed it to exercise the Put Option. If both conditions are satisfied, the Company may, at any time (and one time only) on or after August 6, 2003 and before August 31, 2003 (the "EXERCISE PERIOD"), by delivery of a written notice of exercise to each of the Investors, within such Exercise Period, irrevocably exercise the Put Option.

     (b) If not exercised, the Put Option shall expire automatically and without any further action upon the expiration of the Exercise Period. Failure to give notice of exercise within the Exercise Period shall be conclusive evidence of the Company's determination not to exercise the Put Option.

     Section 1.3 CLOSING. At the closing of the transactions contemplated by this Agreement, the Investors shall deliver to the Company the Option Price which shall be used by the Company to satisfy the Mortgage and any payments due pursuant to it, and the Company shall deliver to the Investors documents evidencing payment in full and release of all obligations pursuant to the Mortgage. In addition, the Company and the Investors shall execute and deliver to each other: (a) a contract of sale for the sale of the Hanover Facility by the Company to the Investors and (b) a lease for the lease of the Hanover Facility by the Investors to the Company, each substantially on the terms set forth on EXHIBIT C hereto and otherwise in form and substance reasonably satisfactory to the parties; and (c) any other documents necessary to effectuate the transactions contemplated by this Agreement. The closing of the transactions contemplated hereunder shall take place on the tenth business day after the Investors' receipt of the Company's notice of exercise.

     Section 1.4. OBLIGATIONS OF THE INVESTORS. Each Investor shall bear its pro rata share of the Option Price. The "pro rata share" of each Investor shall equal such Investor's pro rata share of the Warrants granted hereunder and shall be in the aggregate amount set forth next to each Investor's name on EXHIBIT D hereto. Upon exercise of the Put Option and consummation of the transactions described in this Agreement the Investors shall hold fee title to the Hanover Facility, or shall hold an interest in a single purpose entity formed, owned and operated by the Investors to hold fee title to the Hanover Facility, according to their pro rata share.

     SECTION 2.    MISCELLANEOUS

     Section 2.1. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY. The Company represents and warrants to the Investors that the Company holds the Hanover Facility free and clear of any pledges, liens security interests, claims or other encumbrances of any kind except as set forth in the

Mortgage. The Company covenants that, during the Exercise Period, the Company will not cause or suffer to exist any pledges, liens security interests, claims or other encumbrances of any kind except as currently exist in the Mortgage.

     Section 2.2. REMEDIES. If any party to this Agreement shall default on its obligations hereunder, the non-defaulting parties shall be entitled, in their sole discretion, to demand specific performance (without the need for posting of any bond or furnishing any other security or showing actual damage). If any Investor defaults on its obligations hereunder, the defaulting Investor shall forfeit all rights to the Warrants, and any Warrant issued to such defaulting Investor shall be returned to and cancelled by the Company.

     Section 2.3. AMENDMENTS AND WAIVERS. No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the parties hereto.

     Section 2.4 NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and mailed or sent to the other party at its address set forth on the signature page below or at such other address as shall be designated by such party in a written notice to the other party.

     Section 2.5 GOVERNING LAW; VENUE. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws thereof. Any dispute between the parties in connection with the subject matter of this Agreement shall be resolved in the federal or New York State courts located in New York City.

     Section 2.6 HEADINGS. The descriptive headings contained herein are for convenience only and shall not effect in any way the meaning or interpretation of this Agreement.

     Section 2.7 ASSIGNMENT. This Agreement and the Put Option are personal to the Company, and may not be assigned by it without express prior written consent by the Investors specifically referring to this Agreement.

     Section 2.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Put Option Agreement to be duly executed on the day and year first written above.

dELiA*s Corp.
                                              /s/ Stephen I. Kahn
                                              Stephen I. Kahn
                                              Address:  435 Hudson Street
By:    /s/ Stephen I. Kahn                              New York, New York 10014
Name:  Stephen I. Kahn
Title: Chairman and CEO

                                              /s/ Geraldine Karetsky
Address for notice purposes:                  Geraldine Karetsky
        435 Hudson Street                     Address:  435 Hudson Street
        New York, New York 10014                        New York, New York 10014



                                              /s/ Evan Guillemin
                                              Evan Guillemin
                                              Address:  435 Hudson Street
                                                        New York, New York 10014


                                              /s/ Christopher C. Edgar
                                              Christopher C. Edgar
                                              Address:  435 Hudson Street
                                                        New York, New York 10014

                                                                       EXHIBIT 9

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

                                  dELiA*s CORP.

                                     WARRANT

Warrant No. 000002                                           Dated: May 12, 2003

     dELiA*s Corp., a Delaware corporation (the "COMPANY"), hereby certifies that, for value received, Stephen I. Kahn or his registered assigns (the "HOLDER") is entitled to purchase from the Company up to a total of 333,333 shares of Class A common stock, $.01 par value per share (the "COMMON STOCK"), of the Company (each such share, a "WARRANT SHARE" and all such shares, the "WARRANT SHARES") at an exercise price equal to $.37 per share (as adjusted from time to time as provided in SECTION 8, the "EXERCISE PRICE"), at any time and from time to time from and after the date hereof and through and including the date that is two years after the date hereof (the "EXPIRATION DATE"), and subject to the following terms and conditions.

     1. DEFINITIONS. As used in this Warrant, the following terms shall have the following meanings:

         (a) "BUSINESS DAY" means any day other than Saturday, Sunday, a legal holiday or a day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

         (b) "PERSON" means an individual, corporation, joint venture, general or limited partnership, trust, unincorporated organization, limited liability company, limited liability partnership, government or any agency or political subdivision thereof, association, sole proprietorship or any other form of entity not specifically listed herein.

         (c) "SUBSIDIARY" means any corporation or other legal entity of which that Person (either alone or together with other Subsidiaries of that Person) owns, directly or indirectly, more than 50% of the stock or other equity interests that are ordinarily and generally, in the absence of contingencies or understandings, entitled to vote for the election of a majority of the members of the board of directors or governing body of such entity.

     2. REGISTRATION OF WARRANT. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "WARRANT REGISTER"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

     3. REGISTRATION OF TRANSFERS. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as EXHIBIT B duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a "NEW WARRANT"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant. Notwithstanding anything to the contrary contained herein, this Warrant may not be transferred, in whole or in part, by the Holder without the Company's prior written consent.

     4.  EXERCISE AND DURATION OF WARRANTS.

         (a) This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after September 1, 2003 to and including the Expiration Date. At 6:30 P.M., New York City time, on the Expiration Date, or if such day is not a Business Day, on the next day that is a Business Day, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

         (b) A Holder may exercise this Warrant by delivering to the Company (i) an Exercise Notice, in the form of EXHIBIT A attached hereto, appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised, and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "EXERCISE DATE." The Holder shall not be required to deliver the original Warrant in order to affect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

         (c) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a sale of the Company, then such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

     5.  DELIVERY OF WARRANT SHARES.

         (a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Business Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, with appropriate restrictive legends. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become holder of record of such Warrant Shares as of the Exercise Date.

         (b) This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

     6. CHARGES, TAXES AND EXPENSES. Issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

     7. RESERVATION OF WARRANT SHARES. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of SECTION 8). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable and free from preemptive rights. The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares may be so issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed.

     8. CERTAIN ADJUSTMENTS. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this SECTION 8.

         (a) STOCK DIVIDENDS AND SPLITS. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides, by any stock split, recapitalization or otherwise, outstanding shares of Common Stock into a larger number of shares or
(iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become
effective   immediately   after  the  effective  date  of  such  subdivision  or
combination.

         (b) PRO RATA DISTRIBUTIONS. If the Company, at any time while this Warrant is outstanding, distributes to all holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "DISTRIBUTED PROPERTY"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution shall be decreased (effective on such record date) by the fair market value of the Distributed Property distributed in respect of one outstanding share of Common Stock, as determined by the board of directors of the Company in the good faith exercise of its reasonable business judgment.

         (c) FUNDAMENTAL TRANSACTIONS. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions,
(iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "FUNDAMENTAL TRANSACTION"), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "ALTERNATE CONSIDERATION"). The aggregate Exercise

Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

         (d) NUMBER OF WARRANT SHARES. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be adjusted proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

         (e) CALCULATIONS. All calculations under this SECTION 8 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any direct or indirect Subsidiary of the Company.

         (f) NOTICE OF ADJUSTMENTS. Upon the occurrence of each adjustment pursuant to SECTION 8, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in reasonable detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder.

         (g) NOTICE OF CORPORATE EVENTS. If the Company (A) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary of the Company, (B) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (C) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; PROVIDED, HOWEVER, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

     9. CERTAIN EVENTS. If any event occurs of the type contemplated by the provisions of SECTION 8 hereof but not expressly provided for by such provisions, then the Company's Board of Directors shall exercise its reasonable judgment consistent with the fundamental intent of such provisions in making an appropriate adjustment in the Exercise Price and the number of Warrant Shares obtainable upon exercise of this Warrant so as to protect the rights of the Holder of this Warrant.

     10. PAYMENT OF EXERCISE PRICE. The Holder shall pay the Exercise Price in immediately available funds.

     11. FRACTIONAL SHARES. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded up to the nearest whole share.

     12. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the Holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at Holder's expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

     13. NOTICES. Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective upon receipt if such notice or communication is (i) delivered via facsimile to the facsimile number specified in this Section, (ii) sent by nationally recognized overnight courier service,
(iii) personally delivered or (iv) sent by registered or certified mail, return receipt requested, postage prepaid. The addresses for such notices or communications are as follows:

         a) If to the Company, to:      dELiA*s Corp.
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Edward Taffet, Esq.
                                        Facsimile: (212) 590-6310

         b) If to the Holder, to:       Stephen I. Kahn
                                        c/o dELiA*s Corp.
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Stephen I. Kahn
                                        Facsimile: (212) 590-6310

     14. WARRANT AGENT. The Company shall serve as warrant agent under this Warrant. Upon 10 days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

     15. MISCELLANEOUS.

         (a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their respective successors and permitted assigns.

         (b) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

         (c) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES

OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN NEW YORK COUNTY FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT HEREUNDER AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY AND THE HOLDER HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

         (d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

         (e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

         (f) Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
                             SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.


                                     dELiA*s CORP.


                                     By:    /s/Stephen I. Kahn
                                     Name:  Stephen I. Kahn
                                     Title: Chairman and Chief Executive Officer

                                                                      EXHIBIT 10

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

                                  dELiA*s CORP.
                                     WARRANT

Warrant No. 000003                                           Dated: May 12, 2003

     dELiA*s Corp., a Delaware corporation (the "COMPANY") hereby certifies that, for value received, Stephen I. Kahn or his registered assigns (the "HOLDER") is entitled to purchase from the Company up to a total of 222,222 shares of Class A common stock, $.01 par value per share (the "COMMON STOCK"), of the Company (each such share, a "WARRANT SHARE" and all such shares, the ("WARRANT SHARES") at an exercise price equal to $.37 per share (as adjusted from time to time as provided in SECTION 8, the "EXERCISE PRICE"), at any time and from time to time from and after the date hereof and through and including the date that is two years after the date hereof (the "EXPIRATION DATE"), and subject to the following terms and conditions.

     1. DEFINITIONS. As used in this Warrant, the following terms shall have the following meanings:

         (a) "BUSINESS DAY" means any day other than Saturday, Sunday, a legal holiday or a day on which banking institutions in New York, New York are authorized or required by law or executive order to close.

         (b) "PERSON" means an individual, corporation, joint venture, general or limited partnership, trust, unincorporated organization, limited liability company, limited liability partnership, government or any agency or political subdivision thereof, association, sole proprietorship or any other form of entity not specifically listed herein.

         (c) "SUBSIDIARY" means any corporation or other legal entity of which that Person (either alone or together with other Subsidiaries of that Person) owns, directly or indirectly, more than 50% of the stock or other equity interests that are ordinarily and generally, in the absence of contingencies or understandings, entitled to vote for the election of a majority of the members of the board of directors or governing body of such entity.

     2. REGISTRATION OF WARRANT. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "WARRANT REGISTER"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

     3. REGISTRATION OF TRANSFERS. The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto as EXHIBIT B duly completed and signed, to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a "NEW WARRANT"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant. Notwithstanding anything to the contrary contained herein, this Warrant may not be transferred, in whole or in part, by the Holder without the Company's prior written consent.

     4.  EXERCISE AND DURATION OF WARRANTS.

         (a) This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after September 1, 2003 to and including the Expiration Date. At 6:30 P.M., New York City time, on the Expiration Date, or if such day is not a Business Day, on the next day that is a Business Day, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

         (b) A Holder may exercise this Warrant by delivering to the Company (i) an Exercise Notice, in the form of EXHIBIT A attached hereto, appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised, and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "EXERCISE DATE." The Holder shall not be required to deliver the original Warrant in order to affect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

         (c) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a sale of the Company, then such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

     5.  DELIVERY OF WARRANT SHARES.

         (a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Business Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, with appropriate restrictive legends. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become holder of record of such Warrant Shares as of the Exercise Date.

         (b) This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

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

     6. CHARGES, TAXES AND EXPENSES. Issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

     7. RESERVATION OF WARRANT SHARES. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of SECTION 8). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable and free from preemptive rights. The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares may be so issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed.

     8. CERTAIN ADJUSTMENTS. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this SECTION 8.

         (a) STOCK DIVIDENDS AND SPLITS. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides, by any stock split, recapitalization or otherwise, outstanding shares of Common Stock into a larger number of shares or
(iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become
effective   immediately   after  the  effective  date  of  such  subdivision  or
combination.

         (b) PRO RATA DISTRIBUTIONS. If the Company, at any time while this Warrant is outstanding, distributes to all holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "DISTRIBUTED PROPERTY"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution shall be decreased (effective on such record date) by the fair market value of the Distributed Property distributed in respect of one outstanding share of Common Stock, as determined by the board of directors of the Company in the good faith exercise of its reasonable business judgment.

         (c) FUNDAMENTAL TRANSACTIONS. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions,
(iii) any tender
offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "FUNDAMENTAL TRANSACTION"), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "ALTERNATE CONSIDERATION"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

         (d) NUMBER OF WARRANT SHARES. Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be adjusted proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

         (e) CALCULATIONS. All calculations under this SECTION 8 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company or any direct or indirect Subsidiary of the Company.

         (f) NOTICE OF ADJUSTMENTS. Upon the occurrence of each adjustment pursuant to SECTION 8, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in reasonable detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder.

         (g) NOTICE OF CORPORATE EVENTS. If the Company (A) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary of the Company, (B) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (C) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; PROVIDED, HOWEVER, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

     9. CERTAIN EVENTS. If any event occurs of the type contemplated by the provisions of SECTION 8 hereof but not expressly provided for by such provisions, then the Company's Board of Directors shall exercise its reasonable judgment consistent with the fundamental intent of such provisions in making an appropriate adjustment in the Exercise Price and the number of Warrant Shares obtainable upon exercise of this Warrant so as to protect the rights of the Holder of this Warrant.

     10. PAYMENT OF EXERCISE PRICE. The Holder shall pay the Exercise Price in immediately available funds.

     11. FRACTIONAL SHARES. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded up to the nearest whole share.

     12. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the Holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at Holder's expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

     13. NOTICES. Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective upon receipt if such notice or communication is (i) delivered via facsimile to the facsimile number specified in this Section, (ii) sent by nationally recognized overnight courier service,
(iii) personally delivered or (iv) sent by registered or certified mail, return receipt requested, postage prepaid. The addresses for such notices or communications are as follows:

         a) If to the Company, to:      dELiA*s Corp.
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Edward Taffet, Esq.
                                        Facsimile: (212) 590-6310

         b) If to the Holder, to:       Geraldine Karetsky
                                        c/o dELiA*s Corp.
                                        435 Hudson Street
                                        New York, New York 10014
                                        Attention: Geraldine Karetsky
                                        Facsimile: (212) 590-6310

     14. WARRANT AGENT. The Company shall serve as warrant agent under this Warrant. Upon 10 days' notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

     15. MISCELLANEOUS.

         (a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder and their respective successors and permitted assigns.

         (b) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

         (c) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN NEW YORK COUNTY FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT HEREUNDER AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY AND THE HOLDER HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

         (d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

         (e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

         (f) Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Company or any other matters or any rights whatsoever as a stockholder of the Company.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
                             SIGNATURE PAGE FOLLOWS]

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

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.


                                     dELiA*s CORP.


                                     By:    /s/Stephen I. Kahn
                                     Name:  Stephen I. Kahn
                                     Title: Chairman and Chief Executive Officer

                                       49